RUBBER LEAF INC.

Qixing Road, Weng’ao Industrial Zone

Chunhu Subdistrict, Fenghua District

Ningbo, Zhejiang, China

Tele: +86-0574-88733850

November 7, 2022

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE Washington D.C. 202549

Attn:	Andi Carpenter, Staff Accountant
Anne McConnell, Staff Accountant
Bradley Ecker, Staff Attorney
Jay Ingram, Staff Attorney

Re:	Rubber Leaf Inc (“Registrant” and/or “Company”)
Amendment No. 5 to Registration Statement on Form S-1
Filed on October 19, 2022
File No. 333-261070

Gentlepersons:

On behalf of the Registrant, I hereby request “acceleration” of the effective date of the Registration Statement to 12:00 p.m., Washington, D.C. time, on Thursday, November 10, 2022, or as soon thereafter as practical.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

By:	/s/ Hua Wang
Hua Wang, CFO